HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart
                                  June 3, 2011


Sirimal R. Mukerjee
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Synergy Resources Corporation
            Form 10-K for year ended August 31, 2010
            File No. 333-146561

     This office represents Synergy Resources Corporation (the "Company"). Amendment No. 2 to the Company's report on Form 10-K has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated May 24, 2011. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the 10-K report where the response to the comment can be found. A number preceded with the letter "F" indicates the page number of the financial statements where the response to the comment can be found.

     For ease of reference, the text of the original comments has been reproduced below, followed by the Company's responses.

                                                                    Page Number
                                                                    -----------
General

1. Please make sure that your letter of response  indicates
precisely  (by page number)  where  responsive   disclosure
to  each  numbered  comment,   and,  as applicable,  each
point contained therein, may be found in the marked version of the amendment. In addition, please make sure that your letter of response provides explanations and/or analyses that are sufficiently detailed.

RESPONSE: Comment complied with.

                                                                    Page Number
                                                                    -----------

Form 10-K/A for the Fiscal Year Ended August 31, 2010
-----------------------------------------------------

Business - page 1
-----------------

Well and Production Data, page 4
--------------------------------

2. We reissue  comment 1 in our letter dated March 4, 2011.
Please provide your analysis as to how you have complied with the disclosure requirements of Item 1206 of Regulation
S-K.

RESPONSE: We have modified the sentence on page 5 of the report to indicate that the wells in the process of being completed on
November 15, 2010 were located in the D-J Basin. Since these are the only oil and gas related activities which the Company was involved with when the original 10-K was filed on November 24,
2010, we believe the Company's disclosure in this regard satisfies
the requirements of Item 1206.                                              5

Executive Compensation, page 33
-------------------------------

3. We note your  response to comment 9 in our letter  dated
March 4, 2011 and we reissue such comment. Please revise your disclosure to quantify such amount that Mr. Jennings spends on your business.

RESPONSE:  Mr.  Jennings is a principal  in a  professional
services  firm that provided  services  to  various  clients on an hourly  basis.  Prior to March 7, 2011,  all payments to Mr.
Jennings were based upon the amount of time he spent on the
Company's  behalf.  Effective  March 7, 2011, Mr.  Jennings
became a full time  employee  of the  Company.  The  Executive
Compensation  section has been modified to disclose the time
spent by Mr. Jennings on the Company's business.                           34

Exhibits, Financial Statement Schedules. page 40
------------------------------------------------

4. We note your response to comment 12 in our letter dated March 4, 2011. Please provide the basis for not filing any agreements relating to the issuances of your securities during 2010, including, and without limitation, purchase agreements, unit agreements, warrant agreements or indentures.

RESPONSE:  The only securities sold during 2010 were the
securities described in Note A to the  table  on  page  17 of the  10-K  report.  The  only  instruments delivered to the
investors in the offering were the  convertible  notes and the
Series C warrants.  The units were sold to over 100 accredited investors.  (See the Company's  Registration  Statement on Form
S-1, File #333-167216).  Since no single note or warrant was material,  we did not file the form of note or Series C warrant with the original 10-K report.  However,  in the interest of resolving this comment,  we filed the form of convertible note with the first amendment to the 10-K  report  and with  this second  amendment  we have  filed  the form of subscription
agreement and the form of the Series C warrant.                   Exhs. 10.6.2
                                                                    and 10.6.3


Note 1 -- Organization and Summary of Significant Accounting Policies - Page
----------------------------------------------------------------------------
F-8; Oil and Gas Properties - page F-9
--------------------------------------

5. We note your revised disclosure on page F-9, as well as on page 28 of your Form 10- K/A, responding to prior comment 11. Your revised disclosure states that "the capitalized costs of proved oil and gas properties, and the cost of unevaluated properties, may not exceed the estimated future net cash flows from proved oil and gas reserves.., plus the cost of unevaluated properties not being amortized, plus the lower of cost or estimated fair value of unevaluated properties not being amortized...". Please note that the portion of your disclosure underlined will need to be removed to be in compliance with the guidance on limitation on capitalized costs per Rule 4-10(c)(4) of Regulation S-X.

RESPONSE: The disclosures on pages 28 and F-9 have been revised
as requested.                                                      26, 27, F-9

Form 10-Q for Quarterly Period Ended February 28, 2011
------------------------------------------------------

6. We note that the body of the Form 10-Q was filed as  Exhibit
32, Exhibit 32 was filed as Exhibit 31 and Exhibit 31 was filed as the body of the Form 10-Q. In future filings, please ensure that your filings are correctly tagged.

RESPONSE:  Comment noted.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.


                                    /s/ William Hart

                                    William T. Hart